UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FEBRUARY 24, 2009)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Corp. Announces Fiscal 2008 Annual Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: FEBRUARY 24, 2009

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Announces Fiscal 2008 Annual Results

Achieves Profitability in Q3 and Q4

Q4 Quarterly Revenues Up 42%

TORONTO, CANADA, February 24, 2009 -- Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, today announced its fiscal 2008 results.  All dollar amounts are in U.S. dollars.

For the year ended December 31, 2008, Diversinet reported revenue of $4,615,000 compared to revenue of $4,537,000, for the year ended December 31, 2007.  The company reported a net loss of $1,949,000 or $(0.04) per share for the year ended December 31, 2008 compared to a net loss of $3,433,000 or $(0.09) per share for the year ended December 31, 2007.  Included in the December 31, 2008 net loss are non-cash items of $1,389,000 in stock-based compensation expense, depreciation and amortization of $155,000, totaling $1,544,000 or 79% percent of the net loss.

The company recorded revenues of $1,924,000 in the three months ended December 31, 2008, compared to $1,352,000, in the same period in the prior year.  Net income for the three months ended December 31, 2008 was $272,000, compared to a net loss for the same quarter in fiscal 2007 of $1,326,000.  Included in the three months ended December 31, 2008 net income are non-cash items of $598,000 in stock-based compensation expense, $76,000 for depreciation and amortization, totaling $674,000.

The company had $12,075,000 in cash and cash equivalents as of December 31, 2008.  Cash provided by operations during 2008 amounted to $1,938,000 compared to cash used in operations of $2,201,000 for 2007.

“2008 marked an important year for Diversinet as we continued to successfully transition from a product development focused company towards a sales and marketing enterprise.  In 2008 we continued to develop customer relationships, notably in the healthcare sector.  This was highlighted by our five year, $40 million worldwide exclusive license and revenue share agreement with AllOne Mobile Corporation (“AllOne”).  The second half of 2008 also saw another Diversinet first, profitability in each of the third and fourth quarters.” said Albert Wahbe, Diversinet’s CEO.

Outlined below are the key milestones the company achieved during 2008:

•

In April, AllOne launched its mobile application that uses our secure MobiSecure Wallet and Vault product line to place personal health records (PHR) at consumers’ fingertips through their mobile phones.  AllOne Mobile accesses an individual’s PHR in a secure environment and links to the users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access.  Users can manage and share their PHRs with physicians, hospitals, clinics and emergency personnel helping to improve medical outcomes.  AllOne data is stored behind a password-protected encrypted channel through a partnership with Diversinet.  The application is downloaded wirelessly to phones and is automatically updated with the most current security and features available.  This level of security and control gives users the confidence and comfort to create, manage and enhance their PHRs using a mobile phone or the Web.

•

In April Diversinet introduced the MobiSecure™ USBToken.  The MobiSecure USBToken is a One Time Password (OTP) authentication technology contained within a durable, portable USB device which is driverless and leaves no residual footprint on the user’s computer.

•

In June, Intersections Inc. launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service.  MobiSecure™ Wallet and Vault mobile secure encrypted access solution is at the heart of the offering.  MobiSecure Wallet and Vault provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers.

•

In June CEO and Chairman Albert Wahbe exercised 2,300,000 share purchase warrants at $0.75 per common share for gross proceeds of $1,725,000.

•

In September, Diversinet signed an exclusive worldwide license and revenue share agreement with AllOne Mobile Corporation, a subsidiary of AllOne Health Group, Inc., who in turn is a subsidiary of Hospital Service Association of Northeastern Pennsylvania to cross license certain software and to share revenues from the secure mobile access to personal health records and information.  During the five year agreement, Diversinet is to receive a minimum commitment fee of $5.5 million in the first year, $7 million per year in years two and three and $10 million per year in years four and five from AllOne.  The agreement may be cancelled after the third year if, through no fault of either party, there are changes in market conditions, law or regulation, or technology obsolescence.  In addition, Diversinet also completed a $500,000 statement of work for AllOne, bringing the combined total of the 5 year agreement to $40 million.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.

•

During the third quarter of 2008, Diversinet refocused its sales efforts primarily towards mobile personal health records and related secured payments and identity protection.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Diversinet Contact:

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2008	2007
Assets
Current assets:
Cash and cash equivalents	$ 12,075,422	$ 8,394,286
Accounts receivable	-	122,687
Prepaid expenses	57,346	63,105
Total current assets	12,132,768	8,580,078

Property and equipment, net	255,264	379,993
Total assets	$ 12,388,032	$ 8,960,071

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 168,078	$ 249,502
Accrued liabilities	511,961	731,461
Deferred revenue	2,646,356	130,961
Total current liabilities	3,326,395	1,111,924

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
47,031,935 (43,167,783 – 2007)
common shares	68,099,993	65,370,707
Contributed surplus	7,596,686	5,621,383
Share purchase warrants	13,687	1,555,453
Deficit	(65,128,008)	(63,178,675)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	9,061,637	7,848,147

Total liabilities and shareholders’ equity	$ 12,388,032	$ 8,960,071

DIVERSINET CORP.

Consolidated Statements of Loss, Comprehensive Income (Loss) and Deficit

(In United States dollars)

Year ended December 31	2008	2007	2006
Revenue	$ 4,614,790	$ 4,536,983	$ 1,666,965
Cost of revenues	307,946	239,878	1,041,096
Gross margin	4,306,844	4,297,105	625,869

Expenses:
Research and development	2,601,833	2,265,755	831,925
Sales and marketing	1,862,337	1,780,991	700,870
General and administrative	2,512,454	3,738,545	2,484,556
Depreciation and amortization	154,881	119,647	159,048
	7,131,505	7,904,938	4,176,399

Loss before the following:	(2,824,661)	(3,607,833)	(3,550,530)

Foreign exchange gain (loss)	655,020	(71,106)	(18,291)
Interest income and other income	220,308	245,968	118,104
Loss for the year and comprehensive loss	(1,949,333)	(3,432,971)	(3,450,717)

Deficit, beginning of year	(63,178,675)	(59,745,704)	(56,294,987)
Deficit, end of year	$(65,128,008)	$(63,178,675)	$(59,745,704)

Basic and diluted loss per share	$ (0.04)	$ (0.09)	$ (0.12)

Weighted average number of common shares	44,454,008	36,872,086	28,740,174

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2008	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (1,949,333)	$ (3,432,971)	$ (3,450,717)
Items not involving cash:
Depreciation and amortization	154,881	119,647	159,048
Stock-based compensation expense	1,389,323	1,542,743	906,444
	(405,129)	(1,770,581)	(2,385,225)
Change in non-cash operating working capital:
Accounts receivable	122,687	31,422	(86,804)
Prepaid expenses	5,759	77,976	(23,836)
Accounts payable	(81,424)	77,211	19,191
Accrued liabilities	(219,500)	190,900	406,982
Deferred revenue	2,515,395	(807,589)	859,550
Cash provided by (used in) operations	1,937,788	(2,200,661)	(1,210,142)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	1,773,500	5,559,548	5,075,656
Cash provided by financing activities	1,773,500	5,559,548	5,075,656

Investing activities:
Property and equipment additions	(30,152)	(110,917)	(74,761)
Cash used in investing activities	(30,152)	(110,917)	(74,761)

Increase in cash and cash equivalents	3,681,136	3,247,970	3,790,753

Cash and cash equivalents, beginning of year	8,394,286	5,146,315	1,355,562

Cash and cash equivalents, end of year	$ 12,075,422	$ 8,394,286	$ 5,146,315

Supplemental cash flow information:
Interest received	220,308	245,968	118,104

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees	425,283	516,409	84,543
Issuance of shares for public relations services	-	61,545	–

Cash and cash equivalents is comprised of :
Cash	762,266	857,609	674,421
Cash equivalents	11,313,156	7,536,677	4,471,894
	$ 12,075,422	$ 8,394,286	$ 5,146,315